

Mail Stop 3030

January 12, 2016

Via E-mail
Mr. William J. Caragol
Chief Executive Officer and Acting Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed December 31, 2015**
> **Form 8-K dated December 4, 2015**
> **Filed December 7, 2015**
> **Form 8-K dated December 22, 2015**
> **Filed December 29, 2015**
> **File No. 1-33297**

Dear Mr. Caragol:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated December 4, 2015

1. With respect to the Management Services and Control Agreement entered into on December 4, 2015, please tell us how you are accounting for the agreement and why, citing the accounting literature relied upon. Include your consideration of ASC 810-10-25 and specifically address whether you are the primary beneficiary of a variable interest entity as a result of this agreement.

Form 8-K dated December 22, 2015

2.   With respect to your acquisition of E-N-G Mobile Systems, Inc. and the press release dated December 29, 2015 as shown on your website, please tell us whether this acquisition has occurred. If the acquisition has occurred, tell us your consideration of Items 2.01 and 9.01 of Form 8-K.

        You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant
                                Office of Electronics and Machinery